Contactar

www.linkedin.com/in/carlosgoyco
(LinkedIn)
www.cgoycosports.com (Personal)

Aptitudes principales

Graphic Design
Photoshop
Empresarismo

Languages

Español (Native or Bilingual)
Inglés (Native or Bilingual)

Carlos Goyco Blechman

Co-founder & CEO at Libros787.com
Puerto Rico

Experiencia

Libros 787.com
Co-Founder & CEO
noviembre de 2017 - Present (5 años 8 meses)
San Juan, Puerto Rico

Online marketplace that connects Latino writers and readers across the world.

JR Blue Label Management
Sales & Marketing
noviembre de 2016 - octubre de 2017 (1 año)
Puerto Rico

JCFerrero-Equelite Sport Academy
Marketing Intern
febrero de 2014 - abril de 2014 (3 meses)
Villena, Valencia

Organización de eventos y patrocinio.

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Educación

Universidad Católica de Valencia San Vicente Mártir
Master of Business Administration (MBA), Dirección Internacional de
Organizaciones Deportivas · (2013 - 2014)

Pontificia Universidad Católica de Puerto Rico
Bachelor of Business Administration (BBA), International
Business · (2008 - 2013)

Colegio del Sagrado Corazón de Jesús, Ponce PR
High School Diploma, General Studies · (1996 - 2008)